EXHIBIT 21.1

Subsidiaries of the Company

Entity Name	State/Country of Incorporation
Imperva UK Ltd	United Kingdom
Imperva Italy SRL	Italy
Imperva France SARL	France
Imperva B.V.	The Netherlands
Imperva Singapore Pte. Ltd.	Singapore
Imperva Ltd.	Israel
Imperva Japan K.K.	Japan
Imperva Australia Pty Ltd	Australia
Incapsula, Inc.	Delaware
Incapsula Ltd.	Israel